210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Phase I Colorectal Cancer Study

CALGARY, AB, --- May 19, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that following submission to the U.S. Food and Drug Administration (FDA) for review, the Company is initiating a U.S. Phase I study of REOLYSIN® in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022). The principal investigator is Dr. Sanjay Goel of the Montefiore Medical Center at The Albert Einstein College of Medicine in New York.

“We made the decision to conduct a trial in this indication following observed activity in colorectal cancers with REOLYSIN in both the clinical and preclinical settings,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Up to 45% of second line colorectal cancer patients have Kras mutations. This makes this an attractive target for REOLYSIN which appears to be active in tumors with this mutation.”

The trial is a Phase I dose escalation study with three dose levels and cohorts of three to six patients to determine a maximum tolerated dose and dose-limiting toxicities with the combination of REOLYSIN and FOLFIRI. FOLFIRI will be administered on the first day of a two week (14 day) cycle, while REOLYSIN will be administered on days one through five of a four week (28 day) cycle.

Eligible patients include those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 days after last dose of oxaliplatin regimen as front-line therapy in the metastatic setting or be intolerant to oxaliplatin.

The rationale for conducting the study is based on signals of efficacy seen in a range of preclinical and clinical work with REOLYSIN. This includes a National Cancer Institute screen of seven colorectal cancer cell lines (four with ras mutations), all of which were susceptible to REOLYSIN; preclinical research into the efficacy of REOLYSIN in combination with various chemotherapeutic agents in colorectal cancer cell lines; observation of CEA responses and stable disease in colorectal patients in a Phase I study of REOLYSIN as a monotherapy; and evidence of viral replication of reovirus in liver metastases in patients with metastatic colorectal cancer in a translational study with REOLYSIN as a monotherapy that is currently ongoing.

About Colorectal Cancer
The American Cancer Society estimates that nearly 147,000 Americans were diagnosed with colorectal cancer and an estimated 49,920 were expected to die from the disease in 2009. The prognosis for patients diagnosed with colorectal cancer at the localized stage is good with a five-year survival rate of 90%, however only about 40% of cases are diagnosed at this stage; five-year survival rates drop to 68% with the spread to adjacent organs or lymphnodes and 11% for distant metastases. Colorectal cancer is the third leading cause of cancer death among both men and women in the United States.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. REOLYSIN preferentially replicates in cancer cells that have an activated RAS pathway. Approximately two thirds of all cancers have an activated RAS pathway, including most metastatic disease. A large number of mutations, including mutations in EGFR, Her2 or Kras along the RAS pathway lead to RAS pathway activation. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase I dose escalation study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com